April 16, 2025

Adel Al-Saleh
Chief Executive Officer
SES S.A.
Ch  teau de Betzdorf
L-6815 Betzdorf
Grand Duchy of Luxembourg

       Re: SES S.A.
           Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted April 1, 2025
           CIK No. 0001347408
Dear Adel Al-Saleh:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-4
SES Management's Discussion and Analysis of Financial Condition and Results Of Operations
Liquidity and Capital Resources As Of and For The Year Ended December 31, 2024 and
December 31, 2023
Capital Expenditure, page 123

1. Please clarify if the costs you expect to incur in connection with the development of the IRIS system, described on page 105, are included in your projected future capital expenditures. If not, tell us what consideration you gave to disclosing these expected costs, or a range of expected costs, if material. Please also clarify your expected
 April 16, 2025
Page 2

       sources of funding for these expenditures.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology